As filed with the Securities and Exchange Commission on August 24, 2012

Registration No. 333-______

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

NEOSTEM, INC.
(Exact name of registrant as specified in its charter)

Delaware	22-2343568
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

420 Lexington Avenue
Suite 450
New York, New York 10170
(212) 584-4180
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Catherine M. Vaczy, Esq.
Vice President and General Counsel
NeoStem, Inc.
420 Lexington Avenue, Suite 450, New York, New York 10170
(212) 584-4180
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:
Alan Wovsaniker, Esq.
Lloyd Jeglikowski, Esq.
Lowenstein Sandler PC
65 Livingston Avenue
Roseland, New Jersey 07068
Telephone: (973) 597-2500

Approximate date of proposed sale to the public: From time to time after this Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box: ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box: ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐

Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered		Proposed Maximum Offering Price Per Share(2)(5)		Proposed Maximum Aggregate Offering Price		Amount of Registration Fee

Common Stock, par value $.001 per share	12,567,311	(1)	$0.615	(2)	$7,728,896.27	(2)	$885.73	(3)
Common Stock, par value $.001 per share, underlying common stock purchase warrants (6)	2,537,694	(4)	$0.615	(5)	$1,560,681.81	(5)	$178.85	(3)
Common Stock, par value $.001 per share, underlying common stock purchase warrants (7)	58,140	(4)	$0.660	(5)	$38,372.40	(5)	$4.40	(3)
Common Stock, par value $.001 per share, underlying common stock purchase warrants (8)	2,500,000	(4)	$0.680	(5)	$1,700,000.00	(5)	$194.82	(3)
Common Stock, par value $.001 per share, underlying common stock purchase warrants (9)	250,000	(4)	$0.690	(5)	$172,500.00	(5)	$19.77	(3)
Common Stock, par value $.001 per share, underlying common stock purchase warrants (10)	1,687,719	(4)	$0.700	(5)	$1,181,403.30	(5)	$135.39	(3)
Common Stock, par value $.001 per share, underlying common stock purchase warrants (11)	170,175	(4)	$0.720	(5)	$122,526.00	(5)	$14.04	(3)
Common Stock, par value $.001 per share, underlying common stock purchase warrants (12)	175,439	(4)	$0.730	(5)	$128,070.47	(5)	$14.68	(3)
Common Stock, par value $.001 per share, underlying common stock purchase warrants (13)	921,052	(4)	$0.740	(5)	$681,578.48	(5)	$78.11	(3)
Common Stock, par value $.001 per share, underlying common stock purchase warrants (14)	125,000	(4)	$0.630	(5)	$78,750.00	(5)	$9.02	(3)
Common Stock, par value $.001 per share, underlying common stock purchase warrants (15)	60,000	(4)	$0.615	(5)	$36,900.00	(5)	$4.23	(3)
Common Stock, par value $.001 per share, underlying common stock purchase warrants (16)	200,000	(4)	$0.640	(5)	$128,000.00	(5)	$14.67	(3)
Common Stock, par value $.001 per share, underlying common stock purchase warrants (17)	100,000	(4)	$0.615	(5)	$61,500.00	(5)	$7.05	(3)
Common Stock, par value $.001 per share, underlying common stock purchase warrants (18)	1,612,903	(4)	$0.615	(5)	$991,935.35	(5)	$113.68	(3)

TOTAL	22,965,433				$14,611,114.08		$1,674.43

(1)	Amount of shares of common stock of the registrant, par value $0.001 per share (“Common Stock”), to be registered and offered and sold by the selling stockholders.
(2)
Estimated solely for the purpose of computing the amount of the registration fee for the shares of Common Stock to be registered in accordance with Rule 457(c) under the Securities Act, based on the average of the high and low prices for the Common Stock, $0.001 par value per share, as reported by the NYSE Mkt on August 20, 2012 (the “Market Price”), which date is within five business days of the filing of this registration statement.

(3)	This amount is included in the aggregate filing fee for this registration statement.
(4)	Amount of shares of Common Stock issuable upon exercise of warrants to be registered. To be offered and sold by the selling stockholders upon the exercise of outstanding warrants.
(5)
Estimated solely for the purpose of computing the amount of the registration fee for the shares of Common Stock issuable upon exercise of warrants to be registered in accordance with Rule 457(g) under the Securities Act, based upon the higher of (i) the price at which the warrants may be exercised or (ii) the Market Price of the Common Stock.

(6)	Represents Common Stock issuable upon the exercise (at a price of $0.51 per share) of outstanding warrants.
(7)	Represents Common Stock issuable upon the exercise (at a price of $0.69 per share) of outstanding warrants.
(8)	Represents Common Stock issuable upon the exercise (at a price of $0.68 per share) of outstanding warrants.
(9)	Represents Common Stock issuable upon the exercise (at a price of $0.69 per share) of outstanding warrants.
(10)	Represents Common Stock issuable upon the exercise (at a price of $0.70 per share) of outstanding warrants.
(11)	Represents Common Stock issuable upon the exercise (at a price of $0.72 per share) of outstanding warrants.
(12)	Represents Common Stock issuable upon the exercise (at a price of $0.73 per share) of outstanding warrants.
(13)	Represents Common Stock issuable upon the exercise (at a price of $0.74 per share) of outstanding warrants.
(14)	Represents Common Stock issuable upon the exercise (at a price of $0.63 per share) of outstanding warrants.
(15)	Represents Common Stock issuable upon the exercise (at a price of $0.36 per share) of outstanding warrants.
(16)	Represents Common Stock issuable upon the exercise (at a price of $0.64 per share) of outstanding warrants.
(17)	Represents Common Stock issuable upon the exercise (at a price of $0.56 per share) of outstanding warrants.
(18)	Represents Common Stock issuable upon the exercise (at a price of $0.60 per share) of outstanding warrants.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED AUGUST 24, 2012

The information contained in this prospectus is not complete and may be changed. The selling stockholders identified in this prospectus may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS

NEOSTEM, INC.

22,965,433 Shares of Common Stock
Offered by Selling Stockholders

This prospectus relates to the resale, from time to time, by the selling stockholders listed in this prospectus under the section “Selling Stockholders,” of up to 22,965,433 shares of common stock, par value $0.001 per share (the “Common Stock”), of NeoStem, Inc., which includes up to an aggregate of 10,398,122 shares of our Common Stock issuable upon the exercise of warrants (which if all exercised for cash would result in gross proceeds to the Company of approximately $6,570,766.  These shares are described in more detail under “Selling Stockholders” beginning on page 17.

The Selling Stockholders may sell the shares of Common Stock being offered by this prospectus from time to time on terms to be determined at the time of sale through ordinary brokerage transactions or through any other means described in this prospectus under “Plan of Distribution.”  The prices at which the Selling Stockholders may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions.  We will not receive any proceeds from the sale of the shares by the Selling Stockholders.   However, we will receive the proceeds from the exercise of the warrants by the Selling Stockholders, if any, to the extent that the warrants are not exercised on a cashless basis.  See the section entitled “Use of Proceeds” on page 17 of this prospectus.

Our Common Stock is listed on the NYSE MKT and traded under the symbol “NBS.”  On August 23, 2012, the last reported sales price of our Common Stock on the NYSE MKT was $0.60 per share.  There were 153,516,485 shares of our Common Stock outstanding as of August 24, 2012.

Investing in our Common Stock is speculative and involves a high degree of risk.  See “Risk Factors” beginning on page 10.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this prospectus is                   , 2012.

-i-

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this prospectus or the documents incorporated by reference herein constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of NeoStem, Inc. to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, those set forth under the caption “Risk Factors.”  The words “believe,” “expect,” “anticipate,” “intend,” and “plan” and similar expressions identify forward-looking statements.  Readers are cautioned not to place undue reliance on any of these forward-looking statements, which speak only as of the date the statement was made.  NeoStem, Inc. undertakes no obligation to update any forward-looking statement.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission (the “SEC” or the “Commission”) utilizing a shelf registration process.  Under the shelf registration process, Selling Stockholders may, from time to time, offer and sell shares of our Common Stock pursuant to this prospectus.  It is important for you to read and consider all of the information contained in this prospectus and any applicable prospectus supplement before making any decision whether to invest in the common stock.  You should also read and consider the information contained in the documents that we have incorporated by reference as described in “Where You Can Find More Information, and “Incorporation of Certain Information by Reference” in this prospectus.

We have not authorized anyone to give any information or to make any representations different from that which is contained or incorporated by reference in this prospectus or any accompanying prospectus supplement in connection with the offer made by this prospectus or any accompanying prospectus supplement and, if given or made, such information or representations must not be relied upon as having been authorized by NeoStem, Inc. or any such person.  Neither the delivery of this prospectus or any accompanying prospectus supplement nor any sale made hereunder and thereunder shall under any circumstances create an implication that there has been no change in the affairs of NeoStem, Inc. since the date hereof.  This prospectus or any accompanying prospectus supplement does not constitute an offer or solicitation by anyone in any state in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation.

PROSPECTUS SUMMARY

Investing in our securities involves a high degree of risk.  This summary highlights some information contained or incorporated by reference in this prospectus.  It may not contain all of the information that is important to you.  Important information is incorporated by reference into this prospectus.  To understand this offering fully, you should read carefully the entire prospectus, including “Risk Factors”, and the other financial statements and documents incorporated by reference in this prospectus.

About NeoStem

Overview

NeoStem, Inc. (“we,” “NeoStem” or the “Company”) continues to develop and build on its core capabilities in cell therapy to capitalize on the paradigm shift that we see occurring in medicine. In particular, we anticipate that cell therapy will have a large role in the fight against chronic disease and in lessening the economic burden that these diseases pose to modern society.

We are emerging as a technology and market leading company in this fast developing cell therapy market. Our multi-faceted business strategy combines a state-of-the-art contract development and manufacturing organization (CDMO) with a medically important cell therapy product development program enabling near and long-term revenue growth opportunities. Our service business and pipeline of proprietary cell therapy products work in concert, giving us a competitive advantage that we believe is unique to the biotechnology and pharmaceutical industries. Supported by an experienced scientific and business management team and a patent and patent pending (IP) portfolio, we believe we are well positioned to succeed.
Cell therapy, which now represents approximately a $50 billion worldwide market opportunity in the burgeoning regenerative medicine industry, describes the process of introducing new cells into the body (tissue) in order to treat a disease, and comprises a separate therapeutic platform technology to that of the current three pillars of healthcare: pharmaceuticals, biologics and medical devices. It is widely considered a disruptive technology, e.g. “medicine from you for you.” Cell therapy has its origins rooted in blood transfusion, bone marrow and organ transplantation, tissue banking and reproductive in vitro fertilization. This 200-year journey, based initially on clinical trial and error and more recently on meaningful laboratory science, has culminated in the necessary critical mass to justify being a distinct industry in its own right. Thus, today cell therapy is considered the fourth and most recent therapeutic pillar of global healthcare. The first cell therapy approved by the U.S. Food and Drug Administration (FDA) in 2010 was PROVENGE®, (Dendreon Corporation) an autologous cellular immunotherapy for the treatment of asymptomatic or minimally symptomatic metastatic castrate resistant (hormone refractory) prostate cancer. The second approved therapy was Osirisis' Prochymal® approved in Canada in May 2012 for 'graft vs. host disease' (“GVHD”). The growth rate of the cell therapy market is projected to be 15% compounded annually reaching an estimated $88 billion by 2014 (MDB Capital Group report, 2011).
NeoStem's mission is to introduce the first cardiovascular cell therapy product to treat acute myocardial infarction. To that end through our wholly-owned subsidiary Amorcyte, LLC (“Amorcyte”), we are enrolling patients into the PreSERVE Phase 2 clinical trial in the U.S. for post AMI (acute myocardial infarction) patients and anticipate completing enrollment in 2013 with 6 months initial data readout near the end of 2013.

Supporting the regenerative medicine market, including NeoStem's Amorcyte product development pipeline, is Progenitor Cell Therapy, LLC (“PCT”), a wholly owned subsidiary of NeoStem. PCT is a leading CDMO, which is akin to the pharmaceutical industry's Contract Research Organization (CRO). This subsidiary generates approximately 14% of our current revenue and is continuing to grow.

PCT prides itself on being a problem solver (consultant), implementation expert and cGMP manufacturing service provider from product discovery to commercialization for product developers. PCT has manufactured clinical products for over 5,000 patients (14,000 products shipped), participated in over 100 peer reviewed publications, collaborated in more than 50 FDA and EU regulatory filings and has passed each and every customer and regulatory agency audit to which it has been subject.

By the end of 2012 with the merging and closing of its Boston, MA facility, PCT will have consolidated its US operations to two facilities in the U.S.: Allendale, NJ (30,000 sq. ft.) and Mountain View, CA (25,000 sq. ft.), which enables the company to more efficiently and cost effectively service the U.S. and Canadian markets with timely and responsive services. Expansion into the growing European and Asian market is also being evaluated. We anticipate that newly identified and on-going clinical trial programs combined with FDA and EU approved products will continue to expand the CDMO outsourcing market.

Other significant programs include Athelos Corporation (“Athelos”), which is approximately 80%-owned by our subsidiary, PCT. Athelos is engaged in a collaboration with Becton-Dickinson that is exploring the earlier stage clinical development of a T-cell therapy for autoimmune conditions. In addition, our pre-clinical assets include our VSELTM Technology platform as well as our MSC (mesenchymal stem cells) product candidate for regenerative medicine. NeoStem's origins are in adult stem cell research and the collection and storage of adult stem cells.

Recent NeoStem Developments

Honing our Focus - Sale of NeoStem's 51% Interest in Erye

In October 2009, NeoStem acquired its interest in Suzhou Erye Pharmaceutical Co. Limited (“Erye”) which was considered at the time to be an innovative business move into the emerging Chinese pharmaceutical industry. In 2011, the Chinese government imposed new policies affecting price and volume controls of certain pharmaceutical products, including generic antibiotics, which reduced the division's profitability and positive cash flows. The dampening of Erye's operating results was the catalyst for the Company's interest in monetizing its investment. Accordingly, on June 18, 2012, we entered into an Equity Purchase Agreement to sell our 51% interest in Erye to Suzhou Erye Economy & Trading Co., Ltd. (“EET”), the 49% owner, and its affiliate. The divestiture will bolster NeoStem's cash position through the receipt of the cash purchase price of $12,280,000 and eliminate over $37 million in short and long-term debt obligations. The sale of Erye will also return approximately 1,040,000 shares of the Company's Common Stock and cancels 1,170,000 Common Stock options and 640,000 Common Stock warrants. The transaction is expected to close during the 4th quarter of 2012, subject to the satisfaction of various closing conditions including Chinese regulatory approvals.

Summary of the Erye Divestiture Transaction

Pursuant to the Equity Purchase Agreement, the Total Cash Purchase Price is payable in the following manner:

(i) the initial down payment of $1,228,000, being 10% of the Total Cash Purchase Price, was received by us in July 2012;

(ii) $4,912,000, being 40% of the Total Cash Purchase Price, was paid by the Purchasers into escrow in August 2012 (the “Second Purchase Price Payment”), as follows: (x) $2,456,000 (the “Offshore Second Purchase Price Payment”) was deposited by the Purchasers into a U.S.-based escrow account (the “Offshore Escrow Account”) (the Equity Purchase Agreement providing that the Offshore Second Purchase Price Payment shall be released to our subsidiary CBH upon the receipt of approval of the Erye Sale by the PRC Ministry of Commerce and/or its local counterparts as applicable (“MOFCOM Transfer Approval”)) and (y) the RMB equivalent of $2,456,000 (the “Onshore Second Purchase Price Payment”) was deposited by the Purchasers into an escrow account inside the PRC (the “Onshore Escrow Account”);

(iii) also in August 2012, pursuant to an amendment to the Equity Purchase Agreement, the RMB equivalent of $1,228,000, representing an additional 10% of the Total Cash Purchase Price, was paid by the Purchasers into the Onshore Escrow Account; and

(iv) the RMB equivalent of $4,912,000, being the remaining 40% of the Total Cash Purchase Price, shall be paid by the Purchasers into the Onshore Escrow Account no later than the day prior to the date on which Erye submits the application seeking approval of the Erye Sale to the MOFCOM provincial counterpart.

Closing of the Erye Sale is expected to occur by the fourth quarter of 2012, subject to the receipt of PRC regulatory approvals and the satisfaction of various closing conditions. Erye has informed us that it has completed the "Capital Increase Procedures" involving an increase to Erye's registered capital which will permit Erye to repay to EET portions of certain outstanding shareholder loans that EET had made to Erye, the Equity Purchase Agreement contemplating that the Purchasers will use the proceeds of these repayments to pay 90% of the total cash purchase price for the Erye Sale. PRC regulatory approvals that remain to be received include MOFCOM Transfer Approval (at each of the district, city and provincial levels), registration with the applicable PRC State Administration of Industry and Commerce and/or its local counterparts with respect to the Erye Sale ("SAIC Transfer Registration"), and approval of the PRC State Administration of Foreign Exchange and/or its local counterparts for the currency exchange in connection with the Erye Sale ("SAFE Transfer Approval"). Pursuant to the Equity Purchase Agreement, Erye has agreed to use its commercially reasonable best efforts to make regulatory filings and submit information necessary for the purpose of obtaining these approvals.  No assurances can be given that all closing conditions will be satisfied or waived, or that the foregoing PRC regulatory approvals will be obtained on a timely basis, or at all.  Furthermore, the portions of the Total Cash Purchase Price that will initially be deposited into escrow in RMB will require the approval of SAFE to be converted into U.S. dollars and repatriated into the United States. The Purchasers may terminate the Equity Purchase Agreement at any time prior to the earlier of September 30, 2012 and the MOFCOM Transfer Submission Date (that is, the date of the initial MOFCOM submission at the district level), in which case our sole right would be to retain the $1,228,000 initial payment already received from the Purchasers.

Subject to the receipt of PRC regulatory approvals and the satisfaction of other closing conditions, we anticipate that the Erye Sale will close by fourth quarter 2012, at which time we will exit the Pharmaceutical Manufacturing - China segment. In consideration of ASC 205-20-45-1 and ASC 360-10-45-9, we have reported the financial position, results of operations and related cash flow for our Pharmaceutical Manufacturing - China segment as a discontinued operation in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2012, which is incorporated by reference into this prospectus. In addition, our recast financial statements for the years ended December 31, 2010 and 2011, which reflect our Pharmaceutical Manufacturing - China and Regenerative Medicine- China segments as discontinued operations, are incorporated by reference into this prospectus from our Current Report on Form 8-K filed with the Securities and Exchange Commission on August 15, 2012.

Upon consummation of the sale transaction, we will continue as a public company focused on devoting all our time and resources to our cell therapy business, including the enrollment of patients in our PreSERVE Phase 2 clinical trial of AMR-001 for preserving heart function after a heart attack and expanding our cell therapeutic contract manufacturing business operated through our PCT subsidiary. Approximately 14% of our total revenue for fiscal year 2011 was attributable to our PCT CDMO business. Despite the fact that to date ,the majority of our revenue has been generated by Erye we believe that focusing our attention and resources on cell therapy, a business that we believe is fundamentally changing the way medicine is administered, and becoming a leader in this field will be a much more rewarding direction for the Company

We intend to continue our emergence as a technology and market leading company in the fast developing cell therapy market. Our multifaceted business strategy combines a state-of-the-art CDMO with a medically important cell therapy product development program enabling near and long-term revenue growth opportunities. Our service business and pipeline of proprietary cell therapy products work in concert, giving us a competitive advantage that is unique to the biotechnology and pharmaceutical industries. Supported by an experienced scientific and business management team and a patent and patent pending (IP) portfolio, we believe we are well positioned to succeed.

NeoStem Corporate Information

Our principal executive offices are located at 420 Lexington Avenue, New York, New York 10170, and our telephone number is (212) 584-4180.  We are currently located in Suite 450 and will be relocating to larger space in Suite 347 in September 2012. Our Common Stock is currently traded on the NYSE MKT under the symbol “NBS.”  We maintain a corporate website at www.neostem.com.  The contents of our website are not incorporated by reference into this prospectus and should not be considered to be a part of this prospectus or relied upon in connection herewith.

NeoStem, Inc. was incorporated under the laws of the State of Delaware in September 1980 under the name Fidelity Medical Services, Inc. and commenced operations in the adult stem cell collection, processing and storage services business in January 2006.  Unless otherwise stated, all references to “us,” “our,” “NeoStem,” “we,” the “Company” and similar designations refer to NeoStem, Inc.

This prospectus and the information incorporated by reference includes trademarks, service marks and trade names owned by us or other companies. All trademarks, service marks and trade names included or incorporated by reference into this prospectus are the property of their respective owners.

The Offering

Our Selling Stockholders named in the table beginning on page 17 of this prospectus are offering an aggregate of 22,965,433 shares of our Common Stock (the “Selling Stockholders”).  Of these shares, 10,398,122 are issuable upon the exercise of currently outstanding warrants.  We will not receive any proceeds upon the sale of shares of Common Stock by the Selling Stockholders.  We will receive the exercise price of the outstanding warrants that are exercised for cash.  See “Use of Proceeds” beginning on page 17 of this prospectus.  The vast majority of the shares being offered hereby were acquired by (or will be acquired in connection with the exercise of outstanding warrants acquired by) the Selling Stockholders as a result of our capital raising activities since May 2012. See “Selling Stockholders” beginning on page 17.

RISK FACTORS

Investing in our securities involves risk.  Please see the risk factors set forth under the heading “Risk Factors” beginning on page 38 of our Annual Report on Form 10-K for the year ended December 31, 2011, as well as those set forth under the headings “Risk Factors” and “Risks Associated With the Erye Sale and the Equity Purchase Agreement” beginning on page 37 of our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2012, each of which documents is on file with the Securities and Exchange Commission and is incorporated by reference into this prospectus.  Before making an investment decision, you should carefully consider these risks as well as other information we include or incorporate by reference in this prospectus and any prospectus supplement.  The risks and uncertainties we have described are not the only ones facing our Company.  Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business operations.

RISKS RELATED TO THIS OFFERING AND OUR SECURITIES

Even if the Erye Sale is completed and we are able to invest the net proceeds thereof in our business, we anticipate that we will need substantial additional financing in the future to continue our operations. If we are unable to raise additional capital as needed, we may be forced to delay, reduce or eliminate one or more of our product development programs, cell therapy initiatives or commercialization efforts.

There can be no assurances that all closing conditions to the Erye Sale will be satisfied. Even if we assume that the Erye Sale is completed and that we will be able to invest the net proceeds thereof in our business, we anticipate that we will require additional capital to fund our current operating plan, including our existing U.S.-based cell therapy operations (such as clinical trials of AMR-001, development of our VSELTM technology and a T-cell therapeutic, our stem cell collection and storage business, and our cell manufacturing and processing operations).

Our research and development expenses have increased with the addition to our Company of our Amorcyte subsidiary, particularly as the Phase 2 clinical trial enrolls with respect to AMR-001. AMR-001 is in the development stage and will require significant investment before it can be commercialized. We anticipate that AMR-001 will not be commercially available for a number of years, if ever. Even if we raise additional capital in the event that Amorcyte's Phase 2 clinical trial of AMR-001 produces positive results, it is anticipated that it will be necessary to enter into one or more collaboration agreements with one or more third parties to conduct and fund additional clinical trials, including larger, potentially pivotal Phase 3 clinical trials. If we are not able to enter into collaboration agreements on terms that are acceptable to us, we will need to raise additional capital to fund these trials or otherwise delay or abandon the trials. In addition, subject to obtaining regulatory approval of any present or future Amorcyte product candidate, we expect to incur significant commercialization expenses for product sales and marketing.

Our future capital requirements will depend on many factors, including:

•
The scope, progress and results of our historic cell therapy research, development, processing and manufacturing programs (including any revenues generated by our subsidiary PCT) and our adult and cord blood stem cell collection and storage business;

•	the scope, progress, results, costs, timing and outcomes of the clinical trials of AMR-001 and any other product candidates;

•	the scope, progress, results, costs, timing and outcomes of the clinical trials of AMR-001 and any other product candidates;

•	the scope, progress and results of other development programs being conducted by our Amorcyte subsidiary;

•	the timing of entering into, and the terms of, any collaboration agreements with one or more third parties for one or more product candidates;

•
the timing of and the costs involved in obtaining regulatory approvals for our product candidates, a process which could be particularly lengthy or complex given the FDA's limited experience with marketing approval for cell therapy products;

•
the costs of operating, expanding and enhancing our manufacturing facilities and capabilities to support our clinical activities and, if any product candidates are approved, our commercialization activities;

•	the costs of maintaining, expanding and protecting our intellectual property portfolio, including potential litigation costs and liabilities;

•	revenues received from sales of our product candidates, if approved by the FDA; and

•	satisfaction of conditions to closing the Erye Sale (including without limitation requisite PRC approvals), and successful completion of the Erye Sale.

We would likely seek such funding through public or private financings or some combination of the two. To meet our short and long term liquidity needs, we may use a variety of other means that could include, but not be limited to, use of our equity line with Aspire Capital, as described below, potential additional warrant exercises, option exercises, issuances of other debt or equity securities in public or private financings, and/or sale of assets. We may also seek funding through collaborative arrangements if we determine them to be necessary or appropriate. Additional funding may not be available to us on acceptable terms, or at all. If we obtain capital through collaborative arrangements, these arrangements could require us to relinquish rights to the combined company's technology or product candidates and could result in our receiving only a portion of the revenues associated with the partnered product. If we raise capital through the sale of equity, or securities convertible into equity, it would result in dilution to our then existing stockholders. Issuances of our securities in connection with any future capital raise may additionally cause antidilution adjustments to our outstanding Series E 7% Senior Convertible Preferred Stock (the “Series E Preferred Stock” or the “Series E Preferred Shares”) and to the warrants issued in connection therewith. If we raise additional capital through the incurrence of indebtedness, the documents governing the terms of such debt would likely contain terms restricting our business activities, and holders of debt instruments would have rights and privileges senior to those of our equity investors. In addition, servicing the interest and principal repayment obligations under debt facilities could divert funds that would otherwise be available to support research and development, clinical or commercialization activities.

Our cash requirements may vary materially from those now planned because of expenses relating to marketing, advertising, sales, distribution, research and development and regulatory affairs (including the expenses related to clinical trials), as well as the costs of maintaining, expanding and protecting our intellectual property portfolio, including potential litigation costs and liabilities. Additional financing may not be available when needed or may not be available on terms acceptable to us. Our inability to obtain necessary capital or financing to fund these needs could adversely affect our business, results of operations and financial condition.

The market price and trading volume of our Common Stock has been and may continue to be volatile and issuances of large amounts of shares of our Common Stock could cause the market price of our Common Stock to decline.

As of August 24, 2012, there were 153,516,485 shares of our Common Stock outstanding. From January 1 through August 15, 2012 our Common stock traded as low as $0.30 and as high as $0.90. In 2011, our Common Stock traded as low as $0.43 and as high as $2.10, and in 2010 traded as low as $1.10 and as high as $3.50. In addition to our low stock trading volume, some of the other factors which may contribute to our stock's price volatility include the issuance of a significant number of shares of our Common Stock or securities convertible into Common Stock in a short period of time, announcements of government regulation, new products or services introduced by us or by our competition, the status of our clinical trials, healthcare legislation, trends in health insurance, litigation, fluctuations in operating results, our success in commercializing our business, market conditions for cell therapy stocks or healthcare stocks in general as well as economic recession. We cannot assure you that the market price of our shares of Common Stock will not fluctuate or decline significantly in the future. Some of the factors that could negatively affect our share price or result in fluctuations in the price or trading volume of our shares of Common Stock include those set forth under “Risk Factors” and “Special Note Regarding Forward-Looking Statements” and in the information incorporated and deemed to be incorporated by reference herein.

Any adverse development relating to any of our product candidates, such as a significant clinical trial failure, could substantially depress our stock price and prevent us from raising additional capital.

Of particular note, our Company's development will be significantly dependent on our product candidates, and on the status and results of our clinical trials. Any clinical, regulatory or other development that significantly delays or prevents us from completing any of our trials, any material safety issue or adverse side effect to any study participant in any of these trials, or the failure of these trials to show the results expected would likely depress our stock price significantly and could prevent us from raising the substantial additional capital our Company will need to further develop our product candidates and technologies. Moreover, any material adverse occurrence in early-phase clinical trials could substantially impair our ability to initiate additional clinical trials to test our product candidates, whether for new indications or otherwise. This, in turn, could adversely impact our ability to raise additional capital and pursue our planned research and development efforts.

The nature of the business of our Amorcyte subsidiary could subject the trading prices of our Common Stock to additional volatility.

The stock market in general and the market for biotechnology companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. While the market price of our Common Stock has been historically volatile, the clinical trials and additional development activities being undertaken through our Amorcyte subsidiary may contribute to additional volatility of the market price of our Common Stock, as investors react to the results of these clinical trials of product candidates and those of our competitors. In addition to the foregoing, factors that could contribute to enhanced volatility of our stock price include:

•	regulatory or legal developments in the United States and foreign countries;

•	variations in our financial results or those of companies that are perceived to be similar to us;

•	changes in the structure of healthcare payment systems;

•	announcements by our Company of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•	market conditions in the pharmaceutical and biotechnology sectors and issuance of securities analysts' reports or recommendations;

•	sales of substantial amounts of our Common Stock by current stockholders;

•	sales of our securities by insiders and large stockholders;

•	additions or departures of key personnel;

•	intellectual property, product liability or other litigation against us;

•	expiration or termination of our potential relationships with collaborators; and

•	the other factors described or incorporated by reference into this “Risk Factors” section.

In addition, in the past stockholders have initiated class action lawsuits against biotechnology and pharmaceutical companies following periods of volatility in the market prices of these companies' stock. Such litigation, if instituted against our Company, could cause us to incur substantial costs and divert management's attention and resources.

Management will have broad discretion as to the use of the proceeds from our recent capital raises and, if consummated, from the Erye Sale, and we may not use the proceeds effectively.

Our management will have broad discretion in the application of the net proceeds from our recent March 2012 underwritten offering of Common Stock and warrants, our February 2012 private placement of Common Stock, our May-July 2012 Private Placement of Common Stock and warrants, our August 2012 private placement of Common Stock and warrants, and, if consummated, the Erye Sale, and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our Common Stock. Our failure to apply these funds effectively could have a material adverse effect on our business, delay the development of our product candidates and cause the price of our Common Stock to decline.

Holders of our Common Stock will experience dilution upon the issuance of Common Stock upon the conversion or in connection with redemption or dividend payments under our Series E Preferred Shares, if we issue additional equity securities in future fundraising transactions and if shares of our Common Stock underlying our significant number of outstanding warrants are purchased by the holders thereof.

The issuance of Common Stock as mandatory redemption payments, dividend payments or upon conversion of some or all of our Series E Preferred Shares issued in November 2010 will dilute the ownership interests of our existing holders of our shares of Common Stock (as of August 24, 2012, 3,527,337 Series E Preferred Shares were outstanding, convertible into an aggregate of 2,964,149 shares of our Common Stock, subject to weighted average antidilution adjustment). We are permitted to make each monthly mandatory redemption payment in shares of our Common Stock (at a discounted formula price), cash, or a combination of the two, subject to the terms governing our Series E Preferred Shares. In the past, we have elected to pay a portion (if not all) of each mandatory redemption payment in shares of our Common Stock, and may continue to do so, and/or we may apply a portion of the net proceeds of the Erye Sale, if consummated, to redeem all or a portion of the Series E Preferred Shares. Although the dollar amount of such redemption payments are known, to the extent paid in shares of our Common Stock, the number of shares to be issued in connection with such redemption payments fluctuates based on our stock price. Any sales or perceived sales in the public market of our shares of Common Stock issuable upon such mandatory redemption payments or upon conversion could adversely affect prevailing market prices of our shares of Common Stock. The issuance of Common Stock upon conversion of the Series E Preferred Shares or upon such redemption payments may also have the effect of reducing our net income per share. In addition, the existence of the Series E Preferred Shares may encourage short selling by market participants because the conversion of the Series E Preferred Shares or the existence of the redemption payments could depress the market price of our shares of Common Stock. The number of shares issuable upon conversion of the Series E Preferred Shares is subject to weighted average antidilution adjustment.

If in the future we issue additional Common Stock, or securities convertible into or exchangeable or exercisable for Common Stock, our stockholders, including investors who purchase offered by the Selling Stockholders under this prospectus, will experience additional dilution, and any such issuances may result in downward pressure on the price of our Common Stock.

In addition, we have a significant number of outstanding securities convertible into, or allowing the purchase of our Common Stock.

Investors will be subject to increased dilution upon conversion of our outstanding Series B preferred stock and upon the exercise of outstanding stock options and warrants. There were 153,516,485 shares of our Common Stock outstanding as of August 24, 2012. As of that date, Series B preferred stock outstanding could be converted into 10,000 shares of our Common Stock and stock options and warrants outstanding represented an additional 78,710,383 shares of our Common Stock that could be issued in the future. The number of shares issuable upon exercise of warrants issued with the Series E Preferred Stock are subject to weighted average antidilution adjustment. Most of the outstanding shares of our Common Stock, as well as the vast majority of the shares of our Common Stock that may be issued under our outstanding options and warrants, are not restricted from trading or have the contractual right to be registered. Also, the issuance of additional shares as a result of such conversion or purchase, or their subsequent sale, could adversely affect the price of our Common Stock.

Any significant increase in the number of shares offered for sale could cause the supply of our Common Stock available for purchase in the market to exceed the purchase demand for our Common Stock. Such supply in excess of demand could cause the market price of our Common Stock to decline.

Any sales of our Common Stock to Aspire Capital pursuant to our Purchase Agreement may cause substantial dilution to our existing stockholders and the sale of the shares of Common Stock acquired by Aspire Capital could cause the price of our Common Stock to decline.

On September 28, 2011, we entered into a Common Stock Purchase Agreement (the "Purchase Agreement") with Aspire Capital Fund, LLC ("Aspire Capital"). Pursuant to the Purchase Agreement, we have a right to sell to Aspire Capital up to a maximum of 100,000 shares of our Common Stock per day, which total may be increased by mutual agreement up to an additional 1,000,000 shares per day. In addition, under certain circumstances we also have the right to sell to Aspire Capital an amount of stock equal to up to 30% of the aggregate shares of our Common Stock traded on the NYSE MKT on the next business day, subject to a maximum number of shares determined by us. However, we may only effect sales of shares of our Common Stock to Aspire Capital pursuant to the Purchase Agreement (up to a maximum of $20 million in the aggregate) on a business day on which the closing sale price of our Common Stock is not less than 75% of the closing sale price of our Common Stock (rounded down to the nearest penny) on the business day immediately preceding the date the Purchase Agreement was executed. The extent to which we rely on Aspire Capital as a source of funding will depend on a number of factors, including the prevailing market price of our Common Stock and the extent to which we are able and desire to secure working capital from other sources. The aggregate number of shares that we can sell to Aspire Capital under the Purchase Agreement may in no case exceed 15,282,502 shares of our Common Stock (plus the 990,099 Commitment Shares previously issued), unless shareholder approval is obtained to issue more, and we intend to seek such approval at our next annual meeting of shareholders. The number of shares ultimately offered for sale to Aspire Capital under the Purchase Agreement is dependent upon the number of shares we elect to sell to Aspire Capital, if any, under the Purchase Agreement. Depending upon market liquidity at the time, sales of shares of our Common Stock under the Purchase Agreement may cause the trading price of our Common Stock to decline.

Aspire Capital may ultimately purchase all, some or none of the $20.0 million of Common Stock that we may sell to Aspire Capital pursuant to the Purchase Agreement. After Aspire Capital acquires any shares under the Purchase Agreement, it may sell all, some or none of those shares. Sales to Aspire Capital by us pursuant to the Purchase Agreement may result in substantial dilution to the interests of other holders of our Common Stock. The sale of a substantial number of shares of our Common Stock to Aspire Capital, or anticipation of such sales, could make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish to effect sales. However, we have the right to control the timing and amount of any sales of our shares to Aspire Capital and the Purchase Agreement may be terminated by us at any time at our discretion without any cost to us.

Future sales of a significant number of our shares of Common Stock in the public markets, or the perception that such sales could occur, could depress the market price of our shares of Common Stock.

Sales of a substantial number of our shares of Common Stock in the public markets, or the perception that such sales could occur, could depress the market price of our shares of Common Stock and impair our ability to raise capital through the sale of additional equity securities. It is anticipated that the holders of our Series E Preferred Shares will be selling any shares of Common Stock issued to them as mandatory redemption shares on each mandatory redemption date. A substantial number of shares of Common Stock are being offered by the Selling Stockholders under this prospectus and we cannot predict if and when the Selling Stockholders named herein may sell such shares of Common Stock in the public markets. In addition, a substantial number of shares of Common Stock are being offered by the selling stockholders named in our effective Registration Statement on Form S-3 (File No. 333-173853) and we cannot predict if and when those selling stockholders may sell such shares of Common Stock in the public markets. As of January 20, 2012, one-half of the base stock consideration issued in connection with the PCT Merger had been released from escrow and these shares are now freely tradable (an aggregate of 5,300,000 shares of our Common Stock), with the remaining one-half of the base stock consideration scheduled to be released from escrow on January 20, 2013. We cannot predict if and when following this escrow release the recipients of the PCT Merger consideration may sell such shares of Common Stock in the public markets. Additionally, a substantial number of shares of Common Stock may come into the public markets as a result of the Amorcyte Merger: (i) at the closing, 5,843,483 shares of Common Stock were placed in escrow as the “Base Stock Consideration”, for eventual distribution to the former stockholders of Amorcyte (with the first release from escrow, consisting of 20% of the Base Stock Consideration which are now freely tradable, effected in April 2012), and (ii) up to 4,092,768 shares of our Common Stock may become issuable to the former Amorcyte stockholders as “Contingent Shares” if certain business milestones are achieved. We cannot predict if and when (following, as applicable, release of the Base Stock Consideration from escrow, or issuance of Contingent Shares if the relevant milestones are achieved) the recipients of the Amorcyte Merger consideration may sell such shares of Common Stock in the public markets.

We cannot predict the number of the above-described shares that might be sold nor the effect that future sales of our shares of Common Stock would have on the market price of our shares of Common Stock.

Our outstanding options and warrants may negatively affect our ability to raise additional capital.

At August 24, 2012, we had approximately 78,710,383 stock options and warrants outstanding. Holders of our outstanding options and warrants are given the opportunity to profit from a rise in the market price of our Common Stock. As long as these options and warrants are outstanding, the terms on which we could obtain additional capital may be adversely affected. The holders of these options and warrants might be expected to exercise them at a time when we would, in all likelihood, be able to obtain any needed capital by a new offering of securities on terms more favorable than those provided by these options and warrants.

Failure to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and stock price.

We have concluded that as of December 31, 2011 we have a material weakness in our internal control relating to our financial reporting of Erye, which as of June 30, 2012 we have concluded has not been fully remediated. Specifically, the Company has determined the accounting staff at Erye does not have sufficient qualified accounting and finance personnel. If we fail to (1) fully remediate the material weakness identified, or (2) we fail to maintain the adequacy of internal control over our financial reporting, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act, as such standards are modified, supplemented or amended from time to time. As disclosed in our Current Report on Form 8-K filed with the SEC on June 18, 2012, we have entered into an Equity Purchase Agreement to sell our 51% interest in Erye.

As private companies, PCT and Amorcyte were not subject to the requirements of Section 404 of the Sarbanes-Oxley Act. Now that the PCT Merger and the Amorcyte Merger have been consummated, we expect to continue to devote management time and other resources to ensure that the combined company complies with the requirements of Section 404. During the course of testing our disclosure controls and procedures and internal control over financial reporting, we may identify and disclose material weaknesses or significant deficiencies in internal control over financial reporting (which may or may not be related to PCT or Amorcyte) that will have to be remedied. Implementing any appropriate changes to our internal control may require specific compliance training of our directors, officers and employees, entail substantial costs in order to modify our existing accounting systems, and take a significant period of time to complete. Such changes may not, however, be effective in maintaining the adequacy of our internal control over financial reporting, and any failure to maintain that adequacy or inability to produce accurate financial statements on a timely basis could result in our financial statements being unreliable, increase our operating costs and materially impair our ability to operate our business.

Failure to achieve and maintain effective internal control over financial reporting could result in a loss of investor confidence in our financial reports and could have a material adverse effect on our stock price. Additionally, failure to maintain effective internal control over our financial reporting could result in government investigation or sanctions by regulatory authorities.

Actual and beneficial ownership of large quantities of our Common Stock by our executive officers and directors may substantially reduce the influence of other stockholders.

As of August 24, 2012, our executive officers and directors collectively owned 34,180,554 shares of our Common Stock, representing approximately 22.3% of our outstanding Common Stock. As of such date, our executive officers and directors collectively beneficially owned 49,510,083 shares of our Common Stock. These beneficial holdings represent approximately 29.3% of our Common Stock. As a result, such persons may have the ability to exercise enhanced control over the approval process for actions that require stockholder approval, including: the election of our directors and the approval of mergers, sales of assets or other significant corporate transactions or other matters submitted for stockholder approval. Because of the beneficial ownership position of these persons, other stockholders may have less influence over matters submitted for stockholder approval. Furthermore, at certain times the interests of our substantial stockholders may conflict with the interests of our other stockholders.

Some of our directors and officers have positions of responsibility with other entities, and therefore have loyalties and fiduciary obligations to both our company and such other entities. These dual positions subject such persons to conflicts of interest in related party transactions which may cause such related party transactions to have consequences to our company that are less favorable than those which we could have attained in comparable transactions with unaffiliated entities.

Eric H.C. Wei, a member of our Board of Directors, is also the Managing Partner of RimAsia Capital Partners, L.P., or RimAsia. RimAsia, a substantial stockholder of our company, beneficially owns approximately 16.9% of our Common Stock as of August 17, 2012. Mr. Shi Mingsheng (the Chairman of the Board of Erye, and who became a director of our company in March 2010) and Madam Zhang Jian (our Vice President of Pharmaceutical Operations and the General Manager of Erye), together with certain other persons, have shared voting and dispositive power over the shares of our Common Stock held by Fullbright Finance Limited, or Fullbright. Fullbright, together with Mr. Shi, and Madam Zhang, beneficially owns approximately 3.2% of our Common Stock as of August 24, 2012. On June 18, 2012, we entered into the Equity Purchase Agreement, which provides for the sale of our Erye interest to EET, the holder of the 49% interest in Erye, and its affiliate. EET is a party along with our subsidiary CBH to the Joint Venture Agreement which governs the ownership of the respective equity interests in Erye. Mr. Shi and Madam Zhang own 37% and 35%, respectively, of the equity interests of each of Fullbright and EET. These relationships create, or, at a minimum, appear to create potential conflicts of interest when members of our company's senior management are faced with decisions that could have different implications for our company and the other entities with which our directors or officers are associated.

Although our company has established procedures designed to ensure that material related party transactions are fair to the company, no assurance can be given as to how potentially conflicted board members or officers will evaluate their fiduciary duties to our company and to other entities that they may owe fiduciary duties, respectively, or how such individuals will act in such circumstances. Furthermore, the appearance of conflicts, even if such conflicts ultimately do not harm our company, might adversely affect the public's perception of our business, as well as its relationship with its existing customers, licensors, licensees and service providers and its ability to enter into new relationships in the future.

We may not have the cash necessary to redeem the Series E Preferred Shares.

We have the obligation to make monthly redemption payments on the Series E Preferred Shares, which mandatory redemption payments may be made at our option in cash or in shares of our Common Stock at a discounted formula price, except that our right to make payment in shares of Common Stock is dependent upon our satisfying certain Equity Conditions (defined in the certificate of designations for the Series E Preferred Stock) and is also subject to certain Dollar Volume Limitations (as defined). If we cannot satisfy the Equity Conditions, or if our trading prices and volume are such that we do not meet the Dollar Volume Limitations necessary for us to be able to make all or such portion of the monthly mandatory redemption payments as we desire in stock, we may be forced to make all (or a greater portion than we desire) of such monthly payments in cash. We may not have sufficient cash resources at the applicable time to make those cash payments, or to make such cash payments in full. Further, any failure to pay any amounts due to the holders of the Series E Preferred Shares, as well as certain other Trigger Events (as defined in the certificate of designations), including without limitation certain change in control transactions, our failure to timely deliver shares, our suspension of trading, and breaches of certain representations, warranties and covenants that are not timely cured, where a cure period is permitted, would permit the holders of our Preferred Shares to compel repurchase of such Series E Preferred Shares at a price per share equal to the sum of the liquidation preference plus accrued dividends plus the 10% prepayment premium. If we are required to repurchase the Series E Preferred Shares in cash prior to maturity, no assurance can be given that we would have the cash or financial resources available to us to make such a payment, and such an acceleration could have a material adverse effect on our business and financial condition and may impair our ability to continue in business as a going concern. A 10% prepayment premium would also be due in the event we elected to early redeem the Series E Preferred Shares (such as by using a portion of the proceeds of the Erye Sale, if consummated).

The Series E Preferred Shares are senior obligations of ours, and rank prior to our Common Stock with respect to dividends, distributions and payments upon liquidation.

The rights of the holders of the Series E Preferred Shares rank senior to the obligations to holders of our Common Stock. Upon our liquidation, the holders of Series E Preferred Shares are entitled to receive a liquidation preference of $1.00 per share, plus all accrued but unpaid dividends at the rate of 7% per annum prior and in preference to any distribution to the holders of any other class of our equity securities. Further, no dividends can be paid without the consent of the holders of a majority of the outstanding Series E Preferred Shares, and the holders of Series E Preferred Shares, as well as the holders of the warrants which were issued to the purchasers of Series E Preferred Shares, have the right to participate in any payment of dividends or other distributions made to the holders of our Common Stock to the same extent as if they had converted the Series E Preferred Shares or exercised the warrants. The existence of such a senior security could have an adverse effect on the value of our Common Stock.

Holders of the Series E Preferred Shares have rights that may restrict our ability to operate our business.

Under the securities purchase agreement pursuant to which the Series E Preferred Shares were sold, we are subject to certain covenants that limit our ability to create new series of preferred stock, other than series junior to the Series E Preferred Shares. We are also limited, with certain exceptions, in our ability and the ability of our subsidiaries (other than Erye, our interest in which we now plan to sell pursuant to the Equity Purchase Agreement) to incur debt and to pledge our assets. Such restrictions may have an adverse effect on our ability to operate our business while the Series E Preferred Shares are outstanding.

USE OF PROCEEDS

We will not receive any proceeds from the sale of our Common Stock covered hereby by any of the Selling Stockholders.  Some of the shares of Common Stock to be sold in this offering have not yet been issued and will only be issued upon the exercise of warrants.  We will receive estimated gross proceeds of approximately $6.6 million if all such warrants are exercised for cash. We intend to use any proceeds received from the exercise of the warrants for working capital and general corporate purposes.  We will incur all costs associated with this registration statement and prospectus, which we anticipate to be approximately $52,000.

SELLING STOCKHOLDERS

We have filed with the Securities and Exchange Commission a registration statement on Form S-3, of which this prospectus is a part, to register for resale (i) 12,567,311 shares of outstanding Common Stock; and (ii) 10,398,122 shares of Common Stock issuable upon exercise of outstanding warrants, for an aggregate of 22,965,433 shares of Common Stock, all of which have not previously been registered.  All of the shares and warrants are owned by the Selling Stockholders.

The Common Stock registered hereby consists of the following:

•
the resale by certain Selling Stockholders of an aggregate of 5,345,834 shares of our Common Stock issued pursuant to a private placement consummated in closings occurring from May through July of 2012 (the “May-July 2012 Private Placement”);

•
the resale by certain Selling Stockholders of an aggregate of 2,808,140 shares of our Common Stock issued, and an aggregate of 2,537,694 shares of our Common Stock issuable, in each case upon the exercise of warrants to purchase our Common Stock, which warrants were issued pursuant to the May-July 2012 Private Placement (collectively, the “May-July 2012 Private Placement Warrants”);

•
the resale by certain Selling Stockholders of an aggregate of 2,808,140 shares of our Common Stock issuable upon the exercise of warrants to purchase our Common Stock, which warrants were issued in consideration of the exercise of certain May-July 2012 Private Placement Warrants (collectively, the “July 2012 New Warrants”).

•
the resale by certain Selling Stockholders of an aggregate of 2,954,385 shares of our Common Stock issued pursuant to a private placement consummated in closings occurring in August 2012 (the “August 2012 Private Placement”);

•
the resale by certain Selling Stockholders of an aggregate of 2,954,385 shares of our Common Stock issuable upon the exercise of warrants to purchase our Common Stock, which warrants were issued pursuant to the August 2012 Private Placement;

•
The resale by a certain Selling Stockholder of 1,458,952 shares of our Common Stock issued in consideration for exercising its previously registered warrants at their original exercise prices of $1.85 and $1.45;

•
The resale by certain Selling Stockholders of an aggregate of 485,000 shares of our Common Stock issuable upon the exercise of warrants to purchase our Common Stock, which warrants were issued pursuant to various consulting and service agreements entered into by NeoStem since October 2011; and

•
The resale by a certain Selling Stockholder of 1,612,903 shares of our Common Stock issuable upon the exercise of warrants to purchase our Common Stock, which warrants were issued in consideration for a two year extension of our Aspire equity line.

The following provides greater detail on these issuances.

In our May-July 2012 Private Placement, we raised an aggregate of $2,175,000 through the issuance and sale to six persons and entities of an aggregate of 5,345,834 units (the “Units”), with each Unit consisting of (i) one share of our Common Stock and (ii) a May-July 2012 Private Placement Warrant to purchase one share of our Common Stock at an exercise price of $.51 per share, exercisable during the five-year period following the date of issuance (our board of directors having waived the six month waiting period provided for in the form of warrant), and redeemable by us in certain circumstances. The Units were sold at a per Unit price equal to the greater of (i) $.40 or (ii) a penny above the per share closing price of our Common Stock on the NYSE MKT on the date the respective investor executed its subscription agreement (with 3,500,000 Units being purchased at $.40 per Unit, 1,219,512 Units being purchased at $.41 per Unit, 568,182 Units being purchased at $.44 per Unit, and 58,140 Units being purchased at $.43 per Unit). In July 2012, May-July 2012 Private Placement Warrants covering an aggregate of 2,808,140 shares of our Common Stock were exercised. We are registering for resale (i) all 5,345,834 shares of our Common Stock issued in the May-July 2012 Private Placement, (ii) the 2,808,140 shares of our Common Stock that have been issued to date upon exercises of May-July 2012 Private Placement Warrants and (iii) the 2,537,694 shares of our Common Stock issuable upon the May-July 2012 Private Placement Warrants that remain outstanding.

In connection with the July 2012 exercise of May-July 2012 Private Placement Warrants covering an aggregate of 2,808,140 shares of our Common Stock, we issued to each exercising holder in consideration of such exercise a July 2012 New Warrant to purchase the identical number of shares of our Common Stock as had been covered by such portion of the old May-July 2012 Private Placement Warrant as had been exercised. Each July 2012 New Warrant is exercisable for five years and is subject to substantially the same terms as the old May-July 2012 Private Placement Warrant that was exercised, except that the per share exercise price of each July 2012 New Warrant is equal to $.66, $.68 and $.69, the closing prices of our Common Stock on the date the old May-July 2012 Private Placement Warrants were exercised. We are registering for resale all 2,808,140 shares of our Common Stock issuable upon exercise of the July 2012 New Warrants.

In our August 2012 Private Placement, we raised an aggregate of $1,684,000 through the issuance and sale to 10 persons and entities of an aggregate of 2,954,385 units (the “Units”), with each Unit consisting of (i) one share of our Common Stock and (ii) an August Private Placement Warrant to purchase one share of our Common Stock at an exercise price of the greater of $.70 per share or (ii) a penny above the per share closing price of our Common Stock on the NYSE MKT on the date the respective investor executed its subscription agreement (with 1,687,714 warrant shares being exercisable at $.70, 170,175 warrant shares being exercisable at $.72, 175,439 warrant shares being exercisable at $.73 and 921,439 warrant shares being exercisable at $.74) exercisable during the five-year period following the date of issuance, and redeemable by us in certain circumstances. The Units were sold at a per Unit price equal to $.57. We are registering for resale all 2,954,385 shares of common stock issued in the August 2012 Private Placement, and all 2,954,385 shares of our common stock issuable upon exercise of the August 2012 Private Placement Warrants.

Aspire Capital Fund, LLC (“Aspire”) previously purchased units in the Company's November 2010 public offering. Such units included 5 year warrants to purchase 344,828 shares of the Company's Common Stock at an exercise price of $1.85 per share. Additionally, Aspire purchased units in the Company's July 2011 public offering which included 5 year warrants to purchase 300,000 shares of the Company's Common Stock at an exercise price of $1.45 per share (collectively referred to as the “Warrants”). In August 2012, Aspire exercised their Warrants in full, and as consideration for exercising these warrants at their original exercise prices, we issued to Aspire 1,458,952 shares of our Common Stock. The value of the Shares is equal to the spread between the exercise price and $.51 (the exercise price of certain warrants that we had issued in recent private placements). We are registering for resale these 1,458,952 shares of Common Stock issued to Aspire.
On August 24, 2012 we entered into an amendment (the "Amendment") to our Common Stock Purchase Agreement with Aspire Capital dated as of September 30, 2011 (as amended, the "Purchase Agreement"), which (i) extended the term of the Purchase Agreement for two additional years (that is, until September 30, 2015) and (ii) provided for the issuance, upon execution of the Amendment and in consideration of Aspire Capital's agreement to extend the term of the Purchase Agreement, of a five-year warrant to purchase up to 1,612,903 shares of our restricted Common Stock at an exercise price of $0.60 per share (the closing price of our Common Stock on the date the Amendment was executed), with exercise subject to NYSE MKT approval (the “Extension Warrant”).  We are registering for resale all 1,612,903 shares of Common Stock underlying the Extension Warrant.

Stock Ownership

The table below sets forth the number of shares of Common Stock that are:

•	owned beneficially by each of the Selling Stockholders prior to the offering;

•
offered by each Selling Stockholder pursuant to this prospectus (broken down into (i) outstanding shares of Common Stock being offered hereby and (ii) shares of Common Stock underlying warrants being offered hereby);

•
to be owned beneficially by each Selling Stockholder after completion of the offering, assuming that all of the warrants held by the Selling Stockholder are exercised and all of the shares offered in this prospectus are sold and that none of the other shares held by the Selling Stockholders are sold; and

•
the percentage of our Common Stock to be owned by each Selling Stockholder after completion of the offering, assuming that all of the warrants held by the Selling Stockholder are exercised and all of the shares offered in this prospectus are sold and that none of the other shares held by the Selling Stockholders are sold.

For purposes of this table each Selling Stockholder is deemed to beneficially own:

•	the issued and outstanding shares of Common Stock owned by the Selling Stockholder as of August 24, 2012;

•	the shares of Common Stock underlying all warrants being offered hereby owned by the Selling Stockholder as of August 24, 2012;

•
the shares of Common Stock underlying any other options or warrants owned by the Selling Stockholder that are exercisable as of August 24, 2012, or that were exercisable within 60 days after August 24, 2012.

Because the Selling Stockholders may offer all or some portion of the above-referenced securities under this prospectus or otherwise, no estimate can be given as to the amount or percentage that will be held by the Selling Stockholders upon termination of any sale.  Certain beneficial ownership information included in the table may require updating based on recent activity.  In addition, the Selling Stockholders identified below may have sold, transferred or otherwise disposed of all or a portion of such securities since the date on which information in this table is provided, in transactions exempt from the registration requirements of the Securities Act.  Information about the Selling Stockholders may change from time to time.  Any changed information will be set forth in prospectus supplements, if required.

Except as otherwise noted, none of the Selling Stockholders has had any material relationship with us during the past three years.

In connection with the registration of the shares of our Common Stock offered in this prospectus, we will supply prospectuses to the Selling Stockholders.

Selling Stockholder	Common Stock beneficially owned before the offering	Outstanding shares of Common Stock being offered hereby	Shares of Common Stock underlying warrants being offered hereby	Common Stock beneficially owned after the offering	Percentage of Common Stock beneficially owned after the offering (1)

Aspire Capital Fund, LLC (2)	6,540,420	1,458,952	1,612,903	3,468,565	*
Brio Capital L.P	1,386,364	818,182	568,182	—	*
Capri Growth Fund LLC	175,438	87,719	87,719	—	*
Chicago Investments, inc.	200,000	100,000	100,000	—	*
Gemini Master Fund, Ltd.	877,192	438,596	438,596	—	*
Peter Gerhard	2,645,914	1,000,000	1,000,000	645,914	*
Nigel Gregg	87,720	43,860	43,860	—	*
Hagen Investments Ltd.	2,439,024	1,219,512	1,219,512	—	*
Justin Keener (d/b/a JMJ Financial)	877,192	438,596	438,596	—	*
Arthur Luxenberg	354,151	175,439	175,439	3,273	*
Carole Nimaroff	140,350	70,175	70,175	—	*
Pairstech Premium Master Fund	400,000	200,000	200,000	—	*
Palace Home Limited	4,793,851	2,500,000	1,500,000	793,851	*
Mark Siao Ping Pu	5,626,078	3,000,000	1,500,000	1,126,078	*
Symphonia Lux Sicav	800,000	400,000	400,000	—	*
UBS Custodian for Martyn Greenacre IRA (3)	635,306	250,000	250,000	135,306	*
Donald G. Vogel	659,000	250,000	250,000	159,000	*
Burton Weinstein	174,420	116,280	58,140	—	*
MT Group (4)	211,178	—	200,000	11,178	*
Sokol, Behot & Fiorenzo (5)	336,416	—	60,000	276,416	*
Thompson Family Holdings, LLC (6)	130,000	—	125,000	5,000	*
Fountain Medical Development (7)	100,000	—	100,000	—	*

* Indicates less than 1%.

**Broker-dealer or affiliate.

(1)  The percentage of stock outstanding for each Selling Stockholder after the offering is calculated by dividing (i) (A) the number of shares of Common Stock deemed to be beneficially held by such stockholder as of August 24, 2012, minus (B) the number of shares being offered in this offering by such stockholder (including shares underlying warrants) by (i) the sum of (A) the number of shares of Common Stock outstanding as of August 24, 2012, plus (B) the number of shares of Common Stock issuable upon the exercise of options and warrants held by such stockholder which were exercisable as of August 24, 2012, or which will be exercisable within 60 days after August 24, 2012.

(2)  As disclosed in the Company's Current Report on Form 8-K filed with the SEC on September 30, 2011, on September 28, 2011 the Company entered into a Common Stock Purchase Agreement (the “Purchase Agreement”) with Aspire Capital Fund, LLC, an Illinois limited liability company (“Aspire Capital”), which provides that, upon the terms and subject to the conditions and limitations set forth therein, Aspire Capital is committed to purchase up to an aggregate of $20.0 million of shares of the Company's Common Stock (the “Purchase Shares”) over the term of the Purchase Agreement. In consideration for entering into the Purchase Agreement, the Company issued 990,099 shares of Common Stock (the “Commitment Shares”) to Aspire Capital. The Purchase Shares and Commitment Shares are covered by the Company's prospectus supplement filed with the SEC pursuant to Rule 424(b)(5) on September 30, 2011 (Reg. No. 333-173855). The term of the Purchase Agreement was extended in August 2012 to September 30, 2015, in consideration for which extension the Company issued to Aspire Capital a warrant to purchase 1,612,903 shares of Common Stock at an exercise price of $0.60 per share.

(3) Martyn Greenacre serves on the Company's board of directors.

(4) MT Group serves as a consultant to Amorcyte, LLC, the Company's wholly owned subsidiary.

(5) Sokol, Behot & Fiorenzo provides legal services to the Company.

(6) Thompson Family Holdings serves as a consultant to the Company.

(7) Fountain Medical Development has serves as a consultant to the Company.

PLAN OF DISTRIBUTION

We are registering for resale by the Selling Stockholders a total of 22,965,433 shares of Common Stock, of which 10,398,122 shares are issuable upon the exercise of warrants.

Timing of Sales

The Selling Stockholders and any of their respective donees, transferees, pledgees, assignees and other successors-in-interest may offer and sell the shares covered by this prospectus at various times.  The Selling Stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale.

Offering Price

The Selling Stockholders may sell all or a portion of the shares of our Common Stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents.  If the shares of Common Stock are sold through underwriters or broker-dealers, the Selling Stockholders will be responsible for underwriting discounts or commissions or agent's commissions.  The shares of Common Stock may be sold on the NYSE MKT, any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale, or in transactions otherwise than on these exchanges or systems and in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices.  These sales may be effected in transactions, which may involve crosses or block transactions.

Manner of Sale

The shares may be sold by means of one or more of the following methods:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The Selling Stockholders may sell their shares directly to purchasers or may use brokers, dealers, underwriters or agents to sell their shares.  Brokers or dealers engaged by any Selling Stockholder may arrange for other brokers or dealers to participate.  Brokers or dealers may receive commissions, discounts or concessions from the Selling Stockholders, or, if any such broker-dealer acts as agent for the purchaser of shares, from the purchaser in amounts to be negotiated immediately prior to the sale.  The compensation received by brokers or dealers may, but is not expected to, exceed that which is customary for the types of transactions involved.  Broker-dealers may agree with the Selling Stockholders to sell a specified number of shares at a stipulated price per share, and, to the extent the broker-dealer is unable to do so acting as agent for the Selling Stockholders, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to the Selling Stockholders.  Broker-dealers who acquire shares as principal may thereafter resell the shares from time to time in transactions, which may involve block transactions and sales to and through other broker-dealers, including transactions of the nature described above, in the over-the-counter market or otherwise at prices and on terms then prevailing at the time of sale, at prices then related to the then-current market price or in negotiated transactions.

If the Selling Stockholders enter into arrangements with brokers or dealers, as described above, we are obligated to file a post-effective amendment to the registration statement of which this prospectus forms a part, disclosing such arrangements, including the names of any broker dealers acting as underwriters.

The Selling Stockholders and any broker-dealers or agents that participate with the Selling Stockholders in the sale of the shares may be deemed to be "underwriters" within the meaning of the Securities Act.  In that event, any commissions received by broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

The Selling Stockholders also may transfer the shares of Common Stock in other circumstances, in which case the transferees, pledgees or other successors-in-interest will be the selling beneficial owners for purposes of this prospectus.

Sales Pursuant to Rule 144

Any shares of Common Stock covered by this prospectus that qualify for sale pursuant to Rule 144 under the Securities Act, may be sold under Rule 144 rather than pursuant to this prospectus.

Regulation M

We have advised the Selling Stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the Selling Stockholders and their affiliates. Regulation M under the Exchange Act prohibits, with certain exceptions, participants in a distribution from bidding for, or purchasing for an account in which the participant has a beneficial interest, any of the securities that are the subject of the distribution. Accordingly, the Selling Stockholders are not permitted to cover short sales by purchasing shares while the distribution is taking place. Regulation M also governs bids and purchases made in order to stabilize the price of a security in connection with a distribution of the security. In addition, we will make copies of this prospectus available to the Selling Stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act.

State Securities Laws

Under the securities laws of some states, the shares may be sold in such states only through registered or licensed brokers or dealers.  In addition, in some states the shares may not be sold unless the shares have been registered or qualified for sale in the state or an exemption from registration or qualification is available and is complied with.

Expenses of Registration

We will bear all of the costs, expenses and fees in connection with the registration of the shares of Common Stock, other than any commissions, discounts or other fees payable to broker-dealers in connection with any sale of shares, which will be borne by the Selling Stockholder selling such shares of Common Stock along with the fees and expenses of his, her or its counsel.

LEGAL MATTERS

The validity of the shares of Common Stock offered by this prospectus will be passed upon for us by Lowenstein Sandler PC, Roseland, New Jersey.

EXPERTS

The consolidated financial statements as of and for the year ended December 31, 2011, incorporated by reference in this prospectus and elsewhere in the registration statement have been so incorporated by reference in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing in giving said report.

The 2010 consolidated financial statements (before the effects of the retrospective adjustments to the financial statements and financial statement disclosures) (not incorporated by reference or separately presented herein) have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference from NeoStem, Inc.'s Current Report on Form 8-K filed with the SEC on August 15, 2012 (which report expresses an unqualified opinion on the consolidated financial statements and includes an explanatory paragraph referring to the fact that Deloitte & Touche LLP was not engaged to audit, review or apply any procedures to (1) the adjustments to retrospectively apply the change in accounting related to the adoption of Financial Accounting Standards Board Accounting Standards Update 2011-05, “Comprehensive Income (Topic 220) - Presentation of Comprehensive Income” and (2) the retrospective adjustments for the discontinued operations discussed in Note 11 to the consolidated financial statements and, accordingly, does not express an opinion or any other form of assurance about whether such retrospective adjustments are appropriate and have been properly applied). The retrospective adjustments to the 2010 consolidated financial statements have been audited by Grant Thornton LLP. The 2010 consolidated financial statements incorporated in this prospectus by reference from NeoStem, Inc.'s Current Report on Form 8-K filed with the SEC on August 15, 2012, have been so incorporated in reliance upon the reports of Deloitte & Touche LLP and Grant Thornton LLP given upon their authority as experts in accounting and auditing.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

We have elected to “incorporate by reference” certain information into this prospectus.  By incorporating by reference, we can disclose important information to you by referring you to another document we have filed separately with the SEC.  The information incorporated by reference is deemed to be part of this prospectus, except for information incorporated by reference that is superseded by information contained in this prospectus.  This prospectus incorporates by reference the documents set forth below that we have previously filed with the SEC:

a.
Our Annual Report on Form 10-K for the fiscal year ended December 31, 2011, filed with the SEC on March 20, 2012, portions of which have been updated by the Current Report on Form 8-K filed on August 15, 2012.

b.	Amendment No. 1 on Form 10-K/A to our Annual Report on Form 10-K for the fiscal year ended December 31, 2011, filed with the SEC on April 30, 2012.

c.	Our Preliminary Proxy Statement on Schedule 14A for our 2012 Annual Meeting of Stockholders, filed with the SEC on August 24, 2012.

d.	Our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2012 and June 30, 2012 filed with the SEC on May 11, 2012 and August 14, 2012, respectively.

e.
Our Current Reports on Form 8-K and amendments thereto, filed with the SEC on January 6, 2012, January 11, 2012, January 12, 2012, January 26, 2012, March 29, 2012, April 5, 2012, June 18, 2012, July 9, 2012, August 15, 2012 and August 24, 2012 (excluding any information deemed furnished pursuant to Item 2.02 or Item 7.01 of any such Current Report on Form 8-K).

f.
Description of our Common Stock contained in our Registration Statement on Form 8-A, declared effective on August 8, 2007 (including any amendment or report filed with the SEC for the purpose of updating such description).

All documents subsequently filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this prospectus and the termination of the offering shall be deemed to be incorporated by reference into this prospectus.

We will provide to each person, including any beneficial owner, to whom this prospectus is delivered, a copy of any or all documents that are incorporated by reference into this prospectus but not delivered with this prospectus, excluding exhibits to such documents unless such exhibits have been specifically incorporated by reference into the documents that this prospectus incorporates.  We will provide this information at not cost to the requester, upon written or oral request made to:

NeoStem, Inc.
420 Lexington Avenue, Suite 450
New York, NY 10170
 (212) 584-4180
Attention:  Catherine M. Vaczy, Esq., Vice President and General Counsel

The information relating to us contained in this prospectus does not purport to be comprehensive and should be read together with the information contained in the documents incorporated or deemed to be incorporated by reference in this prospectus.

You should rely only on the information contained in this prospectus or any supplement and in the documents incorporated by reference above.  We have not authorized anyone else to provide you with different information.  You should not assume that the information in this prospectus or any supplement or in the documents incorporated by reference is accurate on any date other than the date on the front of those documents.  The information we incorporate by reference is an important part of this prospectus, and any information that we file later with the SEC will automatically update and supersede this information.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information requirements of the Exchange Act and we therefore file periodic reports, proxy statements and other information with the SEC relating to our business, financial statements and other matters.  The reports, proxy statements and other information we file may be inspected and copied at prescribed rates at the SEC's Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549.  You may obtain information on the operation of the SEC's Public Reference Room by calling the SEC at 1-800-SEC-0330.  The SEC also maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers like us that file electronically with the SEC.  The address of the SEC's Internet site is www.sec.gov.  You may also view our filings with the SEC on our Internet site at www.neostem.com.

This prospectus constitutes part of a registration statement on Form S-3 filed under the Securities Act with respect to the securities.  As permitted by the SEC's rules, this prospectus omits some of the information, exhibits and undertakings included in the registration statement.  You may read and copy the information omitted from this prospectus but contained in the registration statement, as well as the periodic reports and other information we file with the SEC, at the public reference facilities maintained by the SEC in Washington, D.C.

Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance we refer you to the copy of the contract or document filed or incorporated by reference as an exhibit to the registration statement or as an exhibit to our Exchange Act filings, each such statement being qualified in all respects by such reference.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.          Other Expenses of Issuance and Distribution.

The following table sets forth the various expenses to be incurred in connection with the registration of the securities being registered hereby, all of which will be borne by us.  All amounts shown are estimates except the SEC registration fee.

SEC registration fee	$1,674
Transfer agent's fees and expenses	—
Legal fees and expenses	35,000
Accounting fees and expenses	15,000
Printing and engraving expenses	—
Mailing and Miscellaneous	—
$51,674

Item 15. Indemnification of Directors and Officers.

We are incorporated under the laws of the State of Delaware. Under the General Corporation Law of the State of Delaware (the “DGCL”), a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that he or she is or was our director, officer, employee or agent, or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to our best interests, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

In addition, the DGCL also provides that we also may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in our right to procure a judgment in our favor by reason of the fact that he or she is or was our director, officer, employee or agent, or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to our best interests. However, in such an action by or on our behalf, no indemnification may be made in respect of any claim, issue or matter as to which the person is adjudged liable to us unless and only to the extent that the court determines that, despite the adjudication of liability but in view of all the circumstances, the person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

Our certificate of incorporation is consistent with the DGCL. Each of our directors, officers, employees and agents will be indemnified to the extent permitted by the DGCL. We also maintain insurance on behalf of our directors and officers against liabilities asserted against such persons and incurred by such persons in such capacities, whether or not we would have the power to indemnify such persons under the DGCL.

We have entered into indemnification agreements with our Chief Executive Officer, Chief Financial Officer, General Counsel, certain other employees and each of our directors pursuant to which we have agreed to indemnify such party to the full extent permitted by law, subject to certain exceptions, if such party becomes subject to an action because such party is a our director, officer, employee, agent or fiduciary.

Item 16. Exhibits.

Exhibit	Description	Reference
2.1	Equity Purchase Agreement, dated as of June 18, 2012, by and among NeoStem, Inc., China Biopharmaceuticals Holdings, Inc., Fullbright Finance Limited, Suzhou Erye Economy & Trading Co., Ltd., and Suzhou Erye Pharmaceutical Co., Ltd. (1)	2.1
2.2	Amendment to Equity Purchase Agreement, dated as of August 14, 2012, by and among NeoStem, Inc., China Biopharmaceuticals Holdings, Inc., Highacheive Holdings Limited, Fullbright Finance Limited, Suzhou Erye Economy & Trading Co., Ltd. and Suzhou Erye Pharmaceutical Co., Ltd.(10)	2.1
2.3	Agreement and Plan of Merger, dated as of July 13, 2011, by and among NeoStem, Inc., Amorcyte, Inc., Amo Acquisition Company I, Inc. and Amo Acquisition Company II, LLC(2)	2.1
2.4	Agreement and Plan of Merger, dated as of September 23, 2010, by and among NeoStem, Inc., NBS Acquisition Company LLC, and Progenitor Cell Therapy, LLC(3)	2.1
2.5
Agreement and Plan of Merger, dated as of November 2, 2008, by and among NeoStem, Inc., China Biopharmaceuticals Holdings, Inc., China Biopharmaceuticals Corp., and CBH Acquisition LLC, as amended by Amendment No. 1 dated as of July 1, 2009 and Amendment No. 2 dated as of August 27, 2009(4)
		Annex A
3.1	Amended and Restated Certificate of Incorporation, as amended (as certified March 25, 2011)(5)	3.1
3.2	Certificate of Amendment to Amended and Restated Certificate of Incorporation, filed with the Secretary of State of the State of Delaware on October 14, 2011(6)	3.2
3.3	Amended and Restated By-Laws dated August 31, 2006(5)	3.2
4.1	Specimen Certificate for Common Stock(7)	4.1
4.2	Form of Subscription Agreement from February 2012 private placement(8)	10.46
4.3	Form of Subscription Agreement for the May-July 2012 Private Placement(9)	10.4
4.4	Form of Common Stock Purchase Warrant for the May-July 2012 Private Placement Warrant(9)	10.5
4.5	Form of New Warrant from July 2012(9)	10.6
4.6	Form of Subscription Agreement from the August 2012 Private Placement †	4.6
4.7	Form of Warrant from August 2012 Private Placement†	4.7
4.8	Amendment dated August 23, 2012 to Common Stock Purchase Agreement dated September 28, 2011 by and between NeoStem, Inc. and Aspire Capital Fund, LLC(10)	10.1
4.9	Warrant issued to Aspire Capital Fund, LLC in August 2012†	4.9
4.10	Form of 2011/2012 Service Provider Warrant†	4.10
5.1	Opinion of Lowenstein Sandler PC†	5.1
23.1	Consent of Grant Thornton LLP†	23.1
23.2	Consent of Deloitte & Touche LLP†	23.2
23.3	Consent of Lowenstein Sandler PC (contained in Exhibit 5.1)†	23.3
24.1	Power of Attorney (included on the signature page to this Registration Statement)†	24.1
____________________

†	Filed herewith.

(1)	Filed with the SEC as an exhibit, numbered as indicated above, to our current report on Form 8-K, dated June 18, 2012, which exhibit is incorporated here by reference.

(2)	Filed with the SEC as an exhibit, numbered as indicated above, to our current report on Form 8-K dated July 11, 2011, which exhibit is incorporated here by reference.

(3)	Filed with the SEC as an exhibit, numbered as indicated above, to our current report on Form 8-K, dated September 23, 2010, which exhibit is incorporated here by reference.

(4)
Filed with the SEC as an exhibit, numbered as indicated above, to Pre-Effective Amendment No. 4 to our Registration Statement on Form S-4, File No. 333-160578, which exhibit is incorporated here by reference.

(5)
Filed with the SEC as an exhibit, numbered as indicated above, to our Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (filed with the SEC on April 6, 2011), which exhibit is incorporated here by reference.

(6)	Filed with the SEC on October 17, 2011, as an exhibit, numbered as indicated above, to our current report on Form 8-K dated October 14, 2011, which exhibit is incorporated here by reference.

(7)	Filed with the SEC as an exhibit, numbered as indicated above, to our Registration Statement on Form S-3, File No. 333-145988, which exhibit is incorporated here by reference.

(8)	Filed with the SEC as an exhibit, numbered as indicated above, to our Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which exhibit is incorporated here by reference.

(9)	Filed with the SEC as an exhibit, numbered as indicated above, to our quarterly report on Form 10-Q for the quarter ended June 30, 2012, which exhibit is incorporated here by reference.

(10)	Filed with the SEC as an exhibit, numbered as indicated above, to our current report on Form 8-K dated August 23, 2012, which exhibit is incorporated here by reference.

Item 17.  Undertakings.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

provided, however, that paragraphs (i), (ii) and (iii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i) If the registrant is relying on Rule 430B,

(A) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5) or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii) or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii) If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(6) To deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

(7) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on August 24, 2012.

NEOSTEM, INC.

By:	/s/ Robin L. Smith, M.D.
Name: Robin L. Smith, M.D.
Title: Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Robin L. Smith and Catherine M. Vaczy, and either of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) and supplements to this registration statement (or any other registration statement for the same offering that is effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended) and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact and agents, or his or her substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Robin L. Smith, M.D. Robin L. Smith, M.D.	Director, Chief Executive Officer and Chairman of the Board (Principal Executive Officer)	August 24, 2012
/s/ Larry A. May Larry A. May	Chief Financial Officer (Principal Financial Officer)	August 24, 2012
/s/ Joseph Talamo Joseph Talamo	Vice President, Corporate Controller and Chief Accounting Officer (Principal Accounting Officer)	August 24, 2012
/s/ Richard Berman Richard Berman	Director	August 24, 2012
/s/ Steven S. Myers Steven S. Myers	Director	August 24, 2012
/s/ Drew Bernstein Drew Bernstein	Director	August 24, 2012
/s/ Eric Wei Eric Wei	Director	August 24, 2012
/s/ Edward C. Geehr, M.D. Edward C. Geehr, M.D.	Director	August 24, 2012
/s/ Shi Mingsheng Shi Mingsheng	Director	August 24, 2012
/s/ Andrew L. Pecora, M.D. Andrew L. Pecora, M.D.	Director	August 24, 2012
/s/ Martyn D. Greenacre Martyn D. Greenacre	Director	August 24, 2012